UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75249 / June 19, 2015

Admin. Proc. File No. 3-16468

In the Matter of

URBAN AG CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Urban AG Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Urban AG Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Urban AG Corp. is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Urban AG Corp.*, Initial Decision Release No. 789 (May 7, 2015), 111 SEC Docket 09, 2015 WL 2125613. The stock symbol and Central Index Key number for Urban AG Corp. are AQUM and 1381324.

INITIAL DECISION RELEASE NO. 789
ADMINISTRATIVE PROCEEDING
File No. 3-16468

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of URBAN AG CORP.	INITIAL DECISION OF DEFAULT May 7, 2015

APPEARANCE: Andrew Schiff for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of Respondent Urban AG Corp.'s registered securities. The revocation is based on Urban AG's failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

The Commission instituted this proceeding on April 1, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Urban AG has a class of securities registered with the Commission and is delinquent in its periodic filings. Urban AG was served with the OIP on April 3, and its Answer was due April 27. *See Urban AG Corp.*, Admin. Proc. Rulings Release No. 2540, 2015 SEC LEXIS 1386 (Apr. 14, 2015). Urban AG was warned that if it failed to file an Answer within the time provided, it would be deemed in default and the registration of its securities would be revoked. *Id.* To date, Urban AG has not filed an Answer.

FINDINGS OF FACT

Urban AG is in default for failing to file an Answer or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), I deem the OIP's allegations to be true. I take official notice of the Commission's public official records concerning Urban AG. *See* 17 C.F.R. § 201.323.

Urban AG, Central Index Key No. 1381324, is a Delaware corporation with offices in North Andover, Massachusetts. The company purported to provide hazardous material

abatement and environment remediation services. The company has a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). As of November 21, 2014, Urban AG's common stock (ticker "AQUM") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

On November 19, 2013, Urban AG filed its last Form 10-Q for the quarter ended September 30, 2013. Since then, the company has not filed its required periodic reports. Specifically, Urban AG is delinquent in the following periodic filings:

Form	Period Ended	Due on or about
10-K	December 31, 2013	March 31, 2014
10-Q	March 31, 2014	May 15, 2014
10-Q	June 30, 2014	August 14, 2014
10-Q	September 30, 2014	November 14, 2014

In addition, I take official notice of the following filing delinquency not alleged in the OIP:

Form	Period Ended	Due on or about
10-K	December 31, 2014	March 31, 2015

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Urban AG failed to timely file required periodic reports. As a result, Urban AG failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Urban AG's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Urban AG's violations do not extend over a particularly long period of time, but they were recurrent. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Further, its failure to file an annual report for the period ended December 31, 2014, which was due on or about March 31, 2015, underscores its repeated noncompliance. *See Gateway*, 2006 SEC LEXIS 1288, at *24 n.30 (Commission may consider matters outside the OIP in assessing sanctions).

Urban AG is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). Finally, Urban AG has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Urban AG's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Respondent Urban AG Corp. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. Rule of Practice 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge